WELLS
                                  MUTUAL FUNDS



October 10, 2007

                                                                 FILED VIA EDGAR
                                                                 ---------------


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:   Wells Family of Real Estate Funds (the "Trust")
            File No. 333-35677
            Preliminary Proxy Statement
            ---------------------------------------------

Ladies and Gentlemen:

      Ms. Linda Stirling of the Commission's staff provided us with the following comments on the preliminary proxy materials that were filed with the Commission on September 28, 2007. The following are the comments provided and the Trust's responses to each:

COMMENT #1

      On page 7 of the proxy statement, where it is disclosed that The Tuckerman Group, LLC ("Tuckerman") also serves as the sub-adviser to the Wells Dow Jones Wilshire Global RESI Index Fund (the "Wells Global Fund"), disclose the size of the Wells Global Fund and the rate of Tuckerman's compensation with respect to the Wells Global Fund.

RESPONSE: The following disclosure has been added to the third paragraph in the "Information Concerning Tuckerman" section on page 7 of the proxy statement:

      As of October 1, 2007, the Wells Global Fund had net assets of $29,635,395. For its services to the Wells Global Fund, Tuckerman is paid a fee by the Adviser (not the Fund) computed at the annual rate of .35% of the first $50 million of the Fund's average daily net assets, .30% of the next $50 million of such assets, and .25% of such assets in excess of $100 million.


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P.O. Box 46707   Cincinnati, Ohio 45247-0707    Phone: 1-800-282-1581    Fax: 513-587-3450     www.wellsref.com
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COMMENT #2

      On page 9 of the proxy statement, within the section "Information about the Fund's Investment Objective and Name," disclose the reasons for the changes to the name and the investment objective of the Wells S&P REIT Index Fund (the "Fund").

RESPONSE: The following disclosure has been added to the "Information about the Fund's Investment Objective and Name" section:

      In determining to approve the change to the Fund's name and its investment objective from tracking the S&P REIT Index to the DJW REIT Index, the Board of Trustees considered, among other things, the following factors:

      o History of the S&P REIT Index dates only to December 1996, resulting in more limited use by industry participants and consultants. By contrast, history of the DJW REIT Index dates to January 1978.
      o The composition of the DJW REIT Index, which is determined by objective criteria for entering and remaining in the Index, requires a higher total market capitalization requirement than the S&P REIT Index ($200 million vs. $100 million). Securities with total market capitalization below $200 million can be less liquid than securities with total market capitalization of $200 million and above.
      o In addition, the S&P REIT Index contains mortgage, hybrid and specialty REITs, which some industry participants do not consider to be core equity real estate investments. By contrast, the DJW REIT Index requires at least 75% of a REIT's total revenue to be derived from the ownership and operation of real estate assets in order to be included in the Index, and the DJW REIT Index excludes mortgage REITs, hybrid REITs and most specialty REITs.

      Based on the foregoing and other factors, the Board of Trustees believes that the change of the Fund's investment objective to tracking the DJW REIT Index is in the best interests of the Fund and its shareholders.

   .........................................................................

            The Trust acknowledges that:

1. The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff.
2. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.
3. Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
4. The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




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      Please  contact me at  513-587-3403  if you have any questions or comments concerning this filing.


Very truly yours,

/s/ John F. Splain

John F. Splain
Secretary